Mail Stop 3010

October 1, 2009

Mr. Daniel Imperato
Interim Non-Executive Chairman Emeritus
Imperiali Inc.
222 Lakeview Avenue, Suite 160
West Palm Beach, FL 33401

> **Re:** **Imperiali Inc.**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed December 16, 2008**
> **File No. 000-52406**

Dear Mr. Imperato:

We issued comments to you on the above captioned filing on August 21, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by October 11, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by October 11, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Eric McPhee at 202-551-3693 if you have any questions.

Sincerely,

Daniel L. Gordon
*Branch Chief*